Exhibit 21.1

Subsidiaries of BancFirst Corporation

Subsidiary Name	State of Incorporation	Percentage of Ownership
BancFirst	Oklahoma	100.00%
Pegasus Bank	Texas	100.00%
BFC Capital Trust II	Delaware	100.00%
Council Oak Partners, LLC	Oklahoma	100.00%
BancFirst Insurance Services, Inc.	Oklahoma	100.00%
BancFirst Risk & Insurance Company	Oklahoma	100.00%